EXHIBIT 99.1

Hydrogenics Corporation Shareholders Approve Transaction With Cummins Inc.

MISSISSAUGA, Ontario, Aug. 29, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation  (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”) is pleased to announce that at the special meeting of its shareholders held today (the “Meeting”), shareholders voted in favour of a special resolution (the “Transaction Resolution”) approving the previously announced plan of arrangement pursuant to which Atlantis AcquisitionCo Canada Corporation (the “Purchaser”), a subsidiary of Cummins Inc. will, among other things, acquire all of the outstanding common shares of the Company (the “Shares”), other than the Shares owned by The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S.A., for US$15.00 in cash per Share (the “Transaction”). The Hydrogen Company has agreed to contribute its Shares for common shares of the Purchaser, on a one for one basis, pursuant to the Transaction in lieu of receiving the cash consideration from the Purchaser for its Shares.

The Transaction required approval by: (i) 66 2/3% of the votes cast by shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast at the Meeting in person or by proxy by shareholders, excluding Shares held by The Hydrogen Company and its affiliates, and any other shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61‑101”).

An aggregate of 10,583,881 Shares were voted in favour of the Transaction Resolution, representing approximately 86.63% of the votes cast on the Transaction Resolution. In addition, an aggregate of 6,868,680 Shares, representing approximately 80.78% of the votes cast on the resolution, excluding the votes attached to Shares required to be excluded pursuant to MI 61-101, were voted in favour of the Transaction.

The Company’s full report of voting results can be found under the Company’s issuer profile at www.sedar.com.

Completion of the Transaction remains subject to the satisfaction of certain customary closing conditions, including court approval. The Company intends to seek a final order of the Ontario Superior Court of Justice (Commercial List) to approve the Transaction at a hearing expected to be held on September 3, 2019. Provided that such approval is granted, and all other closing conditions are satisfied or waived, the Transaction is expected to be completed on or about September 9, 2019. Following completion of the Transaction, the Company will be de-listed from the Toronto Stock Exchange and NASDAQ and applications will be made for the Company to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the Company’s registration of Shares under the United States Securities Exchange Act of 1934 will be terminated.

About Hydrogenics Corporation

Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-Looking Information:

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law, including with respect to the timing and completion of the Transaction. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: the failure to obtain necessary approvals or satisfy the conditions to closing the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the arrangement agreement dated June 28, 2019, which provides for the Transaction; material adverse changes in the business or affairs of the Company; either party’s failure to consummate the Transaction when required; our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on the Company’s forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in the Company’s regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect the Company’s future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this paragraph.

For further information, contact:

Daryl Wilson
Chief Executive Officer
(905) 361-3660
investors@hydrogenics.com

Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com